

June 3, 2013

Via E-mail
Mr. John W. Gamble, Jr.
Executive Vice President and Chief Financial Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

> **Re:** **Lexmark International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-14050**

Dear Mr. Gamble:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 45

1. We note your disclosure that the fair value of your reporting units was substantially in excess of their carrying values when you performed your December 31, 2012 test. Please tell us the percentage in which the fair value exceeded the carrying value for each of your reporting units. In this regard, we also note your disclosure that applying a hypothetical 10% decrease in fair value would not result in the company failing step one and it is unclear how an investor should interpret your use of the 10% hypothetical change.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Restructuring and Related Charges, page 106

2.   We note that during fiscal 2012 you announced your exit of the development and
        manufacturing of the company's remaining inkjet technology operations. Please provide
        us with your basis for not classifying these operations as held-for-sale as of December 31,
        2012. See ASC 360-10-45-9. In this regard we note that you subsequently classified
        these operations as held-for-sale as of March 31, 2013. Also please tell us why these
        operations were not presented as discontinued operations pursuant to ASC 205-20-45 as
        of December 31, 2012 or March 31, 2013.

3.   We note on page 53 you disclose that you expect total pre-tax charges relating to the
        2012 restructuring actions to be approximately $192 million with $126.7 million incurred
        to date. However, on page 106 you disclose that you expect total pre-tax charges of
        approximately $137 million with $110.5 incurred to date. Further on page 54 in your
        table of the impact of restructuring to 2012 financial results, you show the 2012 impact to
        be $119.4 million. Please reconcile these statements and amounts. Similar concerns
        apply to your disclosures on pages 16 and 42 of your Form 10-Q for the quarterly period
        ended March 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, at (202) 551-3407, or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: <u>Via E-mail</u>
         Robert Patton – Lexmark International, Inc.
         Ian Lofwall – Lexmark International, Inc.